Exhibit 99.3

Amendment to the Amended and Restated 2004 Stock Option Plan of Biovail Corporation dated March 14, 2007

THIS AMENDMENT, effective March 14, 2007, is made to the Amended and Restated 2004 Stock Option Plan of Biovail Corporation, as amended (the “2004 Stock Option Plan”).

WHEREAS, on March 14, 2007, the Board of Directors of Biovail Corporation approved certain amendments to the transferability provisions of the 2004 Stock Option Plan, which amendments did not require shareholder approval;

NOW THEREFORE the 2004 Stock Option Plan is hereby amended as follows:

1.               The existing paragraph in Section 3.6 shall be renumbered as Section 3.6(a).

2.               The phrase “Sections 3.6(b) and 4.6” shall replace the reference to “Section 4.6” in the first line of Section 3.6(a).

3.               A new Section 3.6(b) shall be inserted immediately following Section 3.6(a) and shall state as follows:

“(b)                 Notwithstanding Section 3.6(a), no assignment or transfer as would otherwise be permitted pursuant to such section may occur where such assignment or transfer is to be made for consideration.”.